Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Southern Company (SO)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Southern Company (SO)
Vote Yes: Item #7– Shareholder Proposal

Set Scope 3 Emissions Net Zero Targets

Annual Meeting: May 24, 2023

CONTACT: Daniel Stewart | dstewart@asyousow.org

THE RESOLUTION

Be It Resolved: Shareholders request the Board issue short and long-term targets aligned with the Paris Agreement's 1.5°C goal requiring Net Zero emissions by 2050 for the full range of its Scope 3 value chain GHG emissions.

SUPPORTING STATEMENT: Proponents suggest, at management discretion:

•	Taking into consideration approaches used by advisory groups like the Science Based Targets initiative;
•	Providing a timeline for setting its short and long-term Scope 3 GHG reduction targets;
•	Providing an enterprise-wide climate transition plan to achieve net zero Scope 3 emissions;
•	Disclosing annual progress towards meeting its emissions reduction goals.

SUMMARY

Energy utilities that generate power and distribute natural gas have a critical role to play in achieving the Paris Agreement’s 1.5°C, net zero greenhouse gas (“GHG”) emissions goal. Natural gas currently accounts for 40% of the United States’ power generation,1 and natural gas distributed for use in buildings accounts for approximately 10% of national GHG emissions.2 To reduce these emissions, the utilities’ full range of value-chain GHG emissions must be included in climate transition plans.3 ,4

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1 https://www.eia.gov/energyexplained/electricity/electricity-in-the-us.php

2 https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions

3 https://iopscience.iop.org/article/10.1088/1748-9326/abef33

4 https://www.epa.gov/cmop/about-coal-mine-methane#:~:text=Methane%20(CH4)%20emissions%20from,and%20Sinks%3A%201990%2D2019.

2023 Proxy Memo Southern Company | Address Full Range of Scope 3 Emissions in Net Zero Targets

Many utilities’ net zero targets address only Scope 1 emissions from electricity generation and other direct operations, while failing to address the significant Scope 3 emissions associated with their value chains, including emissions from the production and transport of coal and natural gas; customers’ combustion of natural gas; and generation emissions from power purchased from the grid. Utilities must address this full range of value chain emissions when setting Paris-aligned targets.

Southern Company (“Southern”) has set interim and net zero emission reduction targets only for its Scope 1 emissions. It has not set a GHG reduction target for its value chain emissions, despite their accounting for approximately 30% of the Company’s total GHG footprint.5 This failure to set a net zero-aligned target covering all material emissions core to its business exposes Southern to significant transition climate risk. To fully align its net zero GHG emissions target with the Paris Agreement’s 1.5°C goal, it is critical that Southern include these Scope 3 emissions in its net zero GHG reduction targets to ensure its strategy and investment decisions support the most cost-efficient and robust emissions reductions possible. We urge a “Yes” vote on this proposal.

RATIONALE FOR A YES VOTE

1.	Southern has provided insufficient policies to manage climate risk from its material Scope 3 GHG emissions and is therefore exposed to disruptive risk.

2.	Southern is failing to meet investor expectations regarding climate risk mitigation.

3.	Southern lags peers in accounting for Scope 3 emissions in target setting.

DISCUSSION

1.	Southern has provided insufficient policies to manage climate risk from its material Scope 3 GHG emissions and is therefore exposed to disruptive risk.

Currently, Southern’s interim and net zero targets exclude Scope 3 value chain emissions, which account for close to 30% of its total emissions. 6 These Scope 3 emissions include sales of over 777 billion cubic feet of natural gas to customers.7, 8 These sales put Southern in the top 5 utilities for sales volume of natural gas in the United States.9

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5 https://www.southerncompany.com/content/dam/southerncompany/sustainability/pdfs/CDPClimateChangeDisclosure.pdf, calculated from Southern Company emissions reporting, p.88-99

6 https://www.southerncompany.com/content/dam/southerncompany/sustainability/pdfs/CDPClimateChangeDisclosure.pdf, calculated from Southern Company emissions reporting, p.88-99

7 https://www.southerncompany.com/content/dam/southerncompany/sustainability/pdfs/CDPClimateChangeDisclosure.pdf, p. 1

8 https://www.sec.gov/Archives/edgar/data/66904/000009212223000012/so-20221231.htm, p. I-3

9 https://www.aga.org/wp-content/uploads/2023/01/1002TOTVOL.pdf

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2023 Proxy Memo Southern Company | Address Full Range of Scope 3 Emissions in Net Zero Targets

According to the International Energy Agency’s (“IEA”) Net Zero Scenario, direct building sector emissions need to fall 45% by 2035 and 98% to reach net zero by 2050.10 The exclusion of Southern’s Scope 3 emissions from a net zero target leaves the Company unprepared for the increasing disruption facing the utility industry and increases the risk of a misinformed strategy, insufficient innovation, and misdirected capital expenditure on technologies that cannot scale at the level needed to achieve net zero emissions.

The power generation sector has already experienced disruption resulting from the innovation and the improved economics of zero emission technologies, such as solar, wind, and battery storage. The building sector is facing a similar disruptive paradigm shift. In U.S. residential and commercial building sectors, emissions from natural gas accounted for approximately 10% of total emissions.11 Zero emission technologies to provide heat for residential, commercial, and industrial uses -- such as building electrification through induction stoves, air source heat pumps, and advanced geothermal -- are increasingly seen as the most robust and cost-effective means to decarbonize buildings. According to the IEA, to reach building decarbonization goals, technologies like heat pumps will be a “central technology.”12, 13

A global surge in the popularity of these highly efficient technologies is occurring with growth rates increasing 35% in more developed economies like the EU14 and 13% globally from last year. There is also significant regulation and policy being rolled out in support of these zero emission technologies. Across the U.S., 100 cities and counties have adopted policies that require or encourage all-electric homes and buildings. As of December 2022, nearly 31 million people across nine states and Washington D.C. live in a jurisdiction where such policies have been introduced.15

In Southern’s Opposition Statement, it asserts it is “already employing a deliberate and disciplined approach to reduce Scope 3 emissions” including the expansion of residential energy efficiency programs and obtaining partial regulatory support for renewable natural gas procurement. These steps, while important, are not currently calibrated to meet net zero goals or to fully address Southern’s risk exposure. Without quantitative, time-bound, science-aligned targets, the Company cannot ensure investors that its Scope 3 mitigation strategies will scale appropriately to net zero by 2050.

Investors are concerned that if Southern does not fully incorporate material Scope 3 emissions into its net zero goals and consider the total value-chain climate impacts of the fossil fuels it procures and sells, critical strategic and investment decisions will not reflect total climate risk. This will lead to business decisions that could lock in large sources of emissions for decades, negatively impacting investor portfolios and increasing company-level transition risk.

2.	Southern is failing to meet investor expectations regarding climate risk mitigation.

The Climate Action 100+ initiative (“CA100+”), a network of 700 global investors representing $68 trillion in assets, launched the Net Zero Company Benchmark in 2020 setting forth investor expectations for 1.5 degree-aligned reduction targets inclusive of Scope 1, 2, and 3 emissions. The CA100+ supports reducing company emissions at the rate necessary to achieve Paris goals and avoiding risks associated with the transition to net zero.16 Southern is one of the focus companies engaged by CA100+ due to its position as one of the largest global emitters of GHG emissions.

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10 https://iea.blob.core.windows.net/assets/830fe099-5530-48f2-a7c1-11f35d510983/WorldEnergyOutlook2022.pdf, p. 151

11 px14A6G

12 https://www.carbonbrief.org/heat-pumps-are-the-central-technology-for-low-carbon-heating-concludes-iea/

13 https://www.iea.org/reports/heat-pumps

14 https://www.carbonbrief.org/heat-pumps-are-the-central-technology-for-low-carbon-heating-concludes-iea/

15 https://rmi.org/taking-action-to-get-fossil-fuels-out-of-buildings/

16 https://www.climateaction100.org/progress/net-zero-company-benchmark/

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2023 Proxy Memo Southern Company | Address Full Range of Scope 3 Emissions in Net Zero Targets

The Science Based Targets initiative (“SBTi”) is widely considered the global gold standard of science-aligned target setting. Over 4,000 businesses and financial institutions are currently committed to, or working to be validated through, the organization, and over 1,700 have committed to net zero emissions specifically.17 SBTi’s Net Zero Standard for the Power Sector states that companies that sell, transmit, or distribute natural gas or other fossil fuel products shall set emissions reduction scope 3 targets for the use of sold products irrespective of the share of these emissions compared to the total scope 1, 2, and 3 emissions of the company.18

In Southern’s Opposition Statement, it states that “setting targets for scope 3 emissions would be premature given a lack of standardization and accuracy within existing measurement methodologies…” This is not a sound reason for failing to set the requested targets. Southern is already collecting and disclosing the material Scope 3 emissions at issue here, such that setting targets is feasible. Further, while data associated with measuring Scope 3 emissions from fossil fuel value chains is not yet perfect, it is achievable and constantly improving. In nearly any realm one can think of – from oil and gas production, to health care, to insurance and beyond – human systems flourish with sound yet imperfect data.

In Southern’s Opposition Statement, the Board states that “Southern can have the most impact at this time by focusing on industry efforts to refine and standardize methane emissions measurement.” Participating in the refinement of methodologies and setting Scope 3 targets are not mutually exclusive actions. In fact, they are complementary. It is not prudent for management to avoid planning a net zero transition for its core business. Each year that Southern delays setting Scope 3 targets requires a more accelerated timeline for reaching net zero and exposes the Company to further disruptive risk and reduced resilience. Matching the rate that science, technology, and policy are advancing in the face of a rapidly progressing climate threat will serve the Company by assuring that it has adopted sufficiently responsive strategic and investment actions. By setting a comprehensive net zero target, Southern will provide shareholders with assurance that the company is committed to take responsibility for its role in decarbonizing the U.S. energy sector and managing its large exposure to material climate risk.

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17 https://sciencebasedtargets.org/companies-taking-action

18 https://sciencebasedtargets.org/resources/legacy/2020/06/SBTi-Power-Sector-15C-guide-FINAL.pdf, p. 10

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2023 Proxy Memo Southern Company | Address Full Range of Scope 3 Emissions in Net Zero Targets

3.	Southern lags peers in accounting for Scope 3 emissions in net zero target setting.

Despite the ongoing refinement of standards and methodologies, Southern’s peers are setting Paris-aligned Scope 3 targets. Sempra Energy has set a net zero emissions by 2050 target that covers its Scope 1, 2, and its full range of Scope 3 GHG emissions; this includes Southern California Gas, the largest natural gas utility in the U.S. with 21.8 million customers.19 Xcel Energy announced a goal of becoming a net zero company by 2050 after expanding its target to include customer use of product emissions for its natural gas business.20 PSEG has recently joined SBTi; to become validated under the standard it will be required to incorporate Scope 3 emissions into its net zero goals.21 Following productive investor engagement last year, Duke Energy and Dominion Energy have announced that their net zero by 2050 targets will expand to include all material Scope 3 emissions sources, setting a new best practice for the industry.22, 23 These companies’ net zero targets now include GHG emissions from purchased power, GHG emissions associated with fossil fuels production and transportation, and downstream emissions from customers’ consumption of natural gas.24, 25 The energy utility industry is advancing to better account for its climate impacts and incorporate them into clean transition strategies. Southern must follow peers in setting targets for its full range of material Scope 3 emissions. Failure to do so leaves Southern behind its peers in reducing climate-related risk.

CONCLUSION

Vote “Yes” on this Shareholder Proposal to integrate all material Scope 3 emissions into the Company’s net zero by 2050 reduction target to align with the global 1.5oC goal.

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For questions, please contact Daniel Stewart, As You Sow, dstewart@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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19 https://www.sempra.com/sites/default/files/content/files/node-report/2020/SempraEnergy_2020_Corporate-Sustainability-Report.pdf, p.22

20 https://co.my.xcelenergy.com/s/about/newsroom/press-release/xcel-energy-commits-to-net-zero-carbon-goal-by-2050-MCZE7IKJSPUBEI5K3MZ5D3AZ74UQ

21 https://nj.pseg.com/NewsRoom/NewsRelease254

22 https://www.asyousow.org/resolutions/2021/11/22-duke-climate-disclosures-or-other-measures-to-reduce-ghg-emissions

23 https://www.asyousow.org/resolutions/2021/11/22-dominion-climate-disclosures-or-other-measures-to-reduce-ghg-emissions-w5sjh

24 https://news.duke-energy.com/releases/duke-energy-expands-clean-energy-action-plan

25 https://news.dominionenergy.com/2022-02-11-Dominion-Energy-Broadens-Net-Zero-Commitments

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